CONFIDENTIAL TREATMENT HAS BEEN REQUESTED

BY MERRILL LYNCH & CO., INC. PURSUANT TO 17 C.F.R. § 200.83.

THIS LETTER OMITS THE CONFIDENTIAL INFORMATION

INCLUDED IN THE UNREDACTED VERSION OF THE

LETTER DELIVERED TO THE DIVISION OF CORPORATION

FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION

AND ASTERISKS DENOTE SUCH OMISSIONS.

Laurence A. Tosi Finance Director Merrill Lynch & Co., Inc.
World Financial Center FL 31 New York, New York 10080 212-449-5203 Fax 212-738-3996 laurence_tosi@ml.com

August 23, 2005

VIA ELECTRONIC FILING

Mr. Don Walker

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

Re:	Merrill Lynch & Co., Inc Form 10-K for the year ended December 31, 2004 File No. 1-7182

Dear Mr. Walker:

This letter provides the response of Merrill Lynch & Co., Inc (“Merrill Lynch”) to the comments from the staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2004 (“2004 Annual Report”) contained in your letter dated August 9, 2005 addressed to Mr. E. Stanley O’Neal. For your convenience, we have included your comments in bold type along with our responses thereto.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Trading Assets and Liabilities, page 56

Securities and Exchange Commission

August 23, 2005

Comment 1:

You state that unrealized gains at inception of OTC derivative contracts are not recognized unless the valuation model incorporates significant observable market inputs. Please provide us with the following information:

•	Describe your accounting policy for recognition of unrealized losses at the inception of the contracts;

•	Describe your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception. Tell us whether these gains and losses are ever recognized and if so, describe the conditions for recognition; and

•	Separately quantify unrecognized gains and losses at the inception of the contracts and recognized gains and losses subsequent to inception during each period presented.

Response 1:

Merrill Lynch’s policy is to immediately recognize any unrealized losses that arise at the inception of a derivative contract; however, there were no unrealized losses at the inception of a derivative contract for the periods presented in the 2004 Annual Report.

Unrealized gains that are deferred at the inception of derivative contracts because the valuation model does not incorporate significant observable market inputs are not amortized into income but continue to be deferred until such time as the significant model inputs become observable, or earlier if the contract matures or is terminated.

Securities and Exchange Commission

August 23, 2005

The particulars of our discussion of unrealized gains deferred and recognized in the periods presented in the 2004 Annual Report is contained in a separate letter of even date hereof.

* * * *

Derivatives Entered Into in a Non-Dealing Capacity, page 60

Comment 2:

You state that you report changes in the fair value of derivatives that are economically used to hedge non-trading assets and liabilities in current earnings as either principal transactions revenues, other revenues or expenses, or interest revenues or expenses, depending on the nature of the transaction. Please provide us with following information:

•	Describe the nature of transactions resulting in the reporting of changes in the fair values of derivatives used to economically hedge non-trading assets and liabilities in principal transactions revenues. You state on page 58 that principal transactions revenues include realized and unrealized losses on trading assets and liabilities.

•	Describe the nature of transactions resulting in the reporting of changes in fair values of derivatives used to economically hedge non-trading assets and liabilities in interest revenues or expenses. Please cite your specific accounting guidance for including the changes in fair value of economic derivatives in interest revenues or expenses.

Response 2:

Principal transactions revenues include the changes in the fair value of derivatives used to economically hedge trading assets and liabilities. Principal transactions revenues also include the changes in the fair value of credit default swaps used to economically hedge certain unfunded loan commitments. These are commitments that are not marked to market pursuant to paragraph 10(i) of SFAS No. 133 and the likelihood of the loan being funded is considered remote; therefore, the hedged item is not expected to generate interest revenue.

Securities and Exchange Commission

August 23, 2005

Principal transactions revenues also include the changes in the intrinsic value of foreign exchange contracts used as economic hedges of certain foreign-denominated loans which are translated at the spot rate. As discussed further in our response to comment 3, these amounts will be reclassified.

The discrepancy noted between the disclosure on page 58 and that on page 60 will be corrected in our Annual Report on Form 10-K for 2005.

SFAS No. 133, as amended, does not provide detailed guidance regarding the income statement classification of derivative-related revenues and expenses. Therefore, in the absence of specific authoritative literature, in general it is Merrill Lynch’s policy to record the changes in the fair value of derivatives used to economically hedge non-trading assets and liabilities in interest revenues and expenses when the hedged asset or liability will give rise to a revenue or expense item that is recorded in interest revenue or interest expense. In our view, this treatment more accurately reflects the economics of the transactions. This includes the following types of economic hedges:

Interest rate swaps and credit default swaps that economically hedge loans held for sale, loans held for investment, and loan commitments that are expected to be funded are included in interest revenue beginning in fiscal year 2003; in 2002, these amounts were recorded in Principal transactions revenue. The 2002 amounts were not reclassified to conform to the new classification due to immateriality.

As noted in the 2004 Annual Report, provisions for the allowance for loan losses are recorded as an offset to interest revenues and are not reflected in a separate line item because they are not material to our overall business. Our disclosure of the allowance for loan losses in the footnotes to the 2004 Annual Report (Note 7, page 77) excludes the impact of credit default swaps and other economic hedges.

Interest rate basis swaps that economically hedge floating rate long-term debt issuances are included in interest expense.

In addition, as discussed further in our response to comment 3 below, interest revenue and expense include the interest component of foreign exchange contracts used to economically hedge certain foreign-denominated assets and liabilities.

Securities and Exchange Commission

August 23, 2005

Finally, notwithstanding our policy regarding derivatives classification discussed above, Merrill Lynch considers interest revenue and expense to be integral components of trading activities (see, for example, disclosure on page 71 of our 2004 Annual Report). Therefore, in assessing the profitability of trading activities, Merrill Lynch views net interest profit and principal transactions revenues in the aggregate.

Comment 3:

We note that you use foreign exchange contracts to economically hedge foreign-denominated assets and liabilities that are translated at the spot rate. We also note that you record the fair value associated with the difference between the spot translation rate and contracted forward rate in interest expense because you consider this difference to relate to the time value of money. Please provide us with the following information:

•	Cite your specific accounting guidance for separating out the change in value of the contract due to the difference between the spot and forward rate from the total change in value.

•	Tell us whether the above policy results from a recent change in your income statement classification policies. If so, explain why you believe that separating out the change in value of the contract associated with time value is preferable.

Response 3:

As noted above, SFAS No. 133 as amended, and SFAS No. 52 do not provide specific guidance regarding the income statement classification of derivatives-related revenues and expenses. For net investment hedges that qualify as SFAS No. 133 hedges, the change in the intrinsic value of the derivative is recorded in the Foreign Currency Translation Adjustment, a component of Stockholders’ Equity; the difference between the spot translation rate and contracted forward translation rate is excluded from the assessment of hedge effectiveness (as permitted by DIG Issue H8) and therefore included in earnings in interest revenue or expense. For other economic hedges, the intrinsic value of the derivative is recorded in other expense or principal transactions revenues; the difference between the intrinsic value and the change in fair value of the foreign exchange contracts is separately recorded in interest revenue or expense as it represents the time value of money.

Securities and Exchange Commission

August 23, 2005

We have applied this policy consistently to all periods presented in our 2004 Annual Report; the disclosure regarding this policy was added to our 2004 Annual Report. We have since reconsidered this policy and believe that it is more appropriate to respect the form of the contract and record the entire change in fair value of the economic hedge contracts in a single line item in the Consolidated Statements of Earnings, rather than bifurcating and separately classifying individual components of the change in fair value. Accordingly, we intend to record the entire change in value of our economic hedge contracts in other revenues (foreign exchange gains/losses) beginning with our third quarter Quarterly Report on Form 10-Q for the period ended September 30, 2005 and will reclassify all prior periods presented in our Form 10-Q and our Annual Report on Form 10-K for 2005 to conform to the new presentation.

Comment 4:

Please quantify for us the impact of your derivatives activity on gross interest income, gross interest expense and principal transactions revenues for each period presented. Separately quantify the impact of economic derivatives from the impact of derivatives that qualify for hedge accounting under SFAS 133.

Response 4:

The following tables quantify the impact of our derivatives activity on gross interest income, gross interest expense, and principal transactions revenue for each period presented. The impact of economic derivatives is presented separately from the impact of derivatives that qualify for hedge accounting under SFAS No. 133.

Securities and Exchange Commission

August 23, 2005

(debit)/credit in $ millions

2004	SFAS No. 133 Hedges	Economic Hedges
Principal transactions	56	(36)
Interest revenue	(130)	(120)
Interest expense	758	(64	)(1)

2003	SFAS No. 133 Hedges	Economic Hedges
Principal transactions	(69)	(209)
Interest revenue	528	(40)
Interest expense	372	58	(1)

2002	SFAS No. 133 Hedges	Economic Hedges
Principal transactions	(1)	6
Interest revenue	(2,222)	22
Interest expense	1,501	125	(1)

(1)	This amount includes the fair value of the contracts associated with the difference between the spot translation rate and the contracted forward translation rate (as described in the response to the prior question) on foreign exchange contracts that relate to the following two items:

a)	SFAS No. 133 hedges of Merrill Lynch’s net investments in foreign operations. The difference between the spot translation rate and contracted forward translation rate is excluded from the assessment of hedge effectiveness (as permitted by DIG Issue H8) and therefore included in earnings rather than the cumulative translation adjustment in other comprehensive income; and

b)	economic hedges of foreign-denominated assets and liabilities.

Note 11 – Commitments, Contingencies and Guarantees, page 83

Comment 5:

We note in your disclosure that you accrue a liability related to outstanding litigation when resolution of cases is both probable and estimable. Please explain how your policy is consistent with SFAS 5, which states that an estimated loss should be accrued when information prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. We would expect that a liability could be incurred prior to probable resolution.

Securities and Exchange Commission

August 23, 2005

Response 5:

Merrill Lynch’s policy with respect to accruing a liability related to outstanding litigation is in accordance with SFAS No. 5 – that is, we accrue a liability when information indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, we will modify our disclosure in future filings as follows:

We accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Merrill Lynch acknowledges that:

•	Merrill Lynch is responsible for the adequacy and accuracy of the disclosure in its 2004 Annual Report filed with the Commission;

•	Comments of the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Merrill Lynch may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this response satisfies your concerns. As always, we look forward to continued dialogue on financial reporting issues. If you have any questions concerning this response, please do not hesitate to contact me at (212) 449-5203 or our Global Controller, Kathleen Skero, at (212) 449-0173.

Sincerely,

/s/ Laurence Tosi
Laurence Tosi
Finance Director
Principal Accounting Officer

Cc:	Ms. Sharon Johnson, Securities and Exchange Commission
Mr. Jeffrey Edwards, Chief Financial Officer